UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING APPLICATIONS FOR AUTHORIZATION TO REVISE OPTICAL SUBSCRIBER LINE INTERCONNECTION CHARGES FOR NTT EAST AND NTT WEST

On January 21, 2014, the registrant filed with the Tokyo Stock Exchange a notice regarding the applications for authorization to revise optical subscriber line interconnection charges by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”). NTT East and NTT West are wholly-owned subsidiaries of the registrant. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: January 21, 2014

January 21, 2014

Company Name:    Nippon Telegraph and Telephone Corporation

Representative:    Hiroo Unoura, President and Chief Executive Officer

(Code No.:    9432, First section of Tokyo Stock Exchange)

Notice Regarding Applications for Authorization to Revise

Optical Subscriber Line Interconnection Charges for NTT East and NTT West

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), subsidiaries of Nippon Telegraph and Telephone Corporation, today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2013. Revisions would be applied beginning with the fiscal year ending March 31, 2015.

For more details, please see the attached press releases by NTT East and NTT West.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

January 21, 2014

Application for Authorization of

Revising Optical Subscriber Line Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2013. Revisions would be applied beginning with the fiscal year ending March 31, 2015.

1.	Proposed Interconnection Charges

Category	Revised Charges*4			Current Charges
	For FY2014*1	For FY2015*2	For FY2016
Optical Subscriber Line	3,159 yen	3,115 yen	3,072 yen	3,203 yen
	[(1)%]	[(3)%]	[(4)%]
Optical Main Subscriber Line Under Shared Access System*3	2,809 yen	2,783 yen	2,756 yen	2,835 yen
	[(1)%]	[(2)%]	[(3)%]

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

Figures inside the [    ] represent the percent change from the current charges.

*1	The applicable charges for FY2014 include the price gap between actual revenues and actual costs in FY2012 (40 yen out of 3,159 yen for optical subscriber line, and 34 yen out of 2,809 yen for optical main subscriber line under the shared access system).

*2	The applicable charges for FY2015 include the price gap between forecasted revenues and forecasted costs in FY2013 (108 yen out of 3,115 yen for optical subscriber line, and 92 yen out of 2,783 yen for optical main subscriber line under the shared access system).

*3	The outside optical splitter charge applicable in FY2014 (82 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber line under the shared access system.

*4	Regarding the current application to revise interconnection charges, adjustments are made for each fiscal year by adding or subtracting the difference between the actual revenues and actual costs to or from the interconnection charge costs for the second succeeding fiscal year.

In addition, interconnection charges for the fiscal year ending March 31, 2015 for optical branch subscriber lines under the shared access system will be revised (to 275 yen from the current 273 yen).

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be applied starting on April 1, 2014.

•	Reference Material: Regarding the Review of Interconnection Charges for Optical Subscriber Lines

For inquiries, please contact: Corporate Strategy Planning Department Nippon Telegraph and Telephone East Corporation E-mail: kikakur@sinoa.east.ntt.co.jp

Reference Material

NTT East

Regarding the Review of Interconnection Charges for Optical Subscriber Lines

Lower prices every year using the future cost method for a three-year period, factoring in constant efforts to decrease costs and create active demand.

Adjust the difference between actual revenues and actual costs every fiscal year in order to recover appropriate costs.

<Table of Contents>

Reference Material 1. Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines Reference Material 2. Review of Optical Subscriber Line Interconnection Charges Reference Material 3. Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines Reference Material 4. Optical Subscriber Line and Shared Access System Reference Material 5. Review of Optical Main Subscriber Line Interconnection Charges

Reference Material 1

Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

1. Fundamental Approach for the Calculation of Interconnection Charges for Optical Subscriber Lines

Interconnection charges are levied on customers to recover actual costs relating to facilities, and our fundamental approach is to calculate the charges on an actual cost method. However, for the current review, NTT East adopted the future cost method to calculate and set interconnection charges based on the premise that, by providing a forecast for lower interconnection charges, NTT East will create a market environment into which interconnection service providers can easily enter. NTT East will use a three-year calculation period, the same duration as for the current interconnection charges, from FY2014 to FY2017.

NTT East has aggressively forecasted its and other interconnection service providers’ demand number necessary for the interconnection calculation while the needs of broadband shift from fixed-line to mobile. The calculation also takes into account greater efficiency with respect to investments and expenses.

The cost allocation method between optical-fiber and metal lines was revised to reflect the final report released by the “Study Group on State of Metal Line Costs” established by The Ministry of Internal Affairs and Communications(1). Due to this revision, the charges after adjusting for the price gap for FY2014 and FY2015 exceeded current interconnection charges. As a result, NTT East transferred its optical-fiber costs to metal line costs, enabling it to set its interconnection charges lower than current interconnection charge levels. The applicable charges for FY2014 include the price gap between actual revenues and actual costs from FY2012, and the applicable charges for FY2015 include the price gap between forecasted revenues and forecasted costs for FY2013.

As a result of calculations based on the above, the applicable fees for FY2014 through FY2016 will be as follows:

Optical subscriber line:

FY2014: 3,159 yen/month; FY2015: 3,115 yen/month; and FY2016: 3,072 yen/month(2)

Optical main subscriber line under the shared access system(3):

FY2014: 2,809 yen/month; FY2015: 2,783 yen/month; and FY2016: 2,756 yen/month(2)

Notes:

(1) This report is available at http://www.soumu.go.jp/menu_news/s-news/01kiban03_02000205.html (Japanese only)

(2) Includes the outside optical splitter charge applicable in FY2014, which is reviewed under the actual cost method every fiscal year. (3) The difference between actual revenues and actual costs that newly arise and are adjusted during the calculation period is not included.

2. Main Assumptions in the Calculation of Interconnection Charges (1) Demand

While there is a decreasing trend in the net increase in FLET’S Hikari subscriptions, NTT East projects a net increase of 0.5 million subscriptions in each fiscal year from FY2014 to FY2017, the same forecast as in the business plan for the current fiscal year, by working to further expand fiber-optic access services. The necessary number of core cables is determined based on this projection and on estimates made for individual buildings and optical distribution areas(*).

It is difficult for NTT East to predict the number of dark fiber core cables as this number is dependent on the future business strategies of interconnection service providers. However, for the current calculation of interconnection charges, NTT East expects the necessary number of core cables to be as follows:

[Single Star System]

NTT East expects that the demand for core cables will further increase in the future as a result of the expansion of Wi-Fi and LTE services. The expected number of core cables is calculated by assuming that the net annual increase in core cables will rise every year, by setting the FY2013 net increase figure equivalent to the largest annual net increase in the past three years and by surveying the circumstances of the past three years.

[Shared Access System]

While the growth of the Fiber to the Home (FTTH) service market is slowing down, NTT East expects the number of core cables to continue to increase. NTT East has used a figure equivalent to double the number of core cables during the first half of FY2013 as the base for its net increase estimate, separately adding, among other things, new sources of demand to calculate the expected number of core cables each fiscal year.

NTT East has aggressively forecasted demand, including the demand of other interconnection service providers.

Note: (*) An area that can be covered by a single outside optical splitter.

(2) Investment

Investment is assumed to be at the level necessary for the deployment of the minimum amount of cables corresponding to the estimated demand. As a result, a decrease of 3% in investment unit prices is expected.

(3) Expenses

Depreciation costs are calculated based on the investment amounts above. The annual efficiency improvement rate based on the results of the fiscal year ended March 31, 2013 (-3%) has been factored into the facility maintenance costs.

3. Price Gap Adjustment System

The future cost method is a calculation method based on certain forecasts, and the estimated impact on actual costs and demands of factors such as future developments in services and technology, economic conditions and customer trends, as well as the business strategies of interconnection service providers. As such, actual costs will likely deviate from these forecasts.

When employing the future cost method, it is essential to make adjustments for situations where cost recovery may become either excessive or insufficient. In this interconnection charges review, adjustments are made for each fiscal year by adding or subtracting the difference between actual revenues and actual costs to or from the interconnection charge cost for the second succeeding fiscal year. (The difference between the forecasted price gap and the actual price gap for the fiscal year ending March 31, 2014 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2016, and the difference between the forecasted price gap and the actual price gap for the fiscal year ending March 31, 2015 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2017, and so on.)

Price gap adjustments to current interconnection charges are permitted. Most recently, price gap adjustments of -5.8 billion yen for the fiscal year ended March 31, 2011 and -6.5 billion yen for the fiscal year ended March 31, 2012 were reflected in the interconnection charges for the fiscal year ended March 31, 2013 and fiscal year ending March 31, 2014, respectively. NTT East believes there is an incentive for fiber-optic service providers to increase demand under this system, because interconnection charges decrease as NTT

East and other interconnection service providers further increase demand.

Reference Material 2

Review of Optical Subscriber Line Interconnection Charges (FY2011 – FY2016)

(yen per month per single-core cable / per line)

4,200

4,194 yen *Figures inside represent new (revised) 3,600 interconnection charges.

Applicable Interconnection Charges

(After price gap adjustment)

Optical Subscriber Line 3,403 yen

3,400

3,200

3,203 yen

3,159 yen

3,115 yen

3,072 yen

3,000 Applicable Interconnection

Charges 1,357 yen

1,400 (After price gap adjustment) 1,336 yen

Dry Copper 1,298 yen

1,272 yen

1,200

FY2011 FY2012 FY2013 FY2014 FY2015 FY2016

Reference Material 3

Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines [FY2001 – FY2012]

(yen per month per single-core cable)

18,000

17,589 yen

16,174 yen

15,000

13,214 yen

12,000

10,861 yen

9,000 9,204 yen

7,847 yen

7,056 yen

6,000 5,864 yen

4,666 yen

4,008 yen 3,636 yen 3,636 yen

3,000

FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 Results Results Results Results Results Results Results Results Results Results Results Results

Reference Material 4 Optical Subscriber Line and Shared Access System

Optical Subscriber Line (Single Star System)

(NTT Building)

Station Equipment

Optical Subscriber Line

3,159 yen/month

Shared Access System*

(NTT Building)

*A system in which multiple users share and use the optical subscriber lines. Communications

Outside Optical Building Optical

Splitter Splitter

(User) Station Equipment

Optical Branch Optical Main Subscriber Line Subscriber Line

275 yen/month 2,809 yen/month

Note: Monthly fees are the applicable rate for FY2014. (Separate installation fees are required for optical branch subscriber lines. The optical main subscriber line fees include the outside optical splitter charge applicable in FY2014 (82 yen/month), which is reviewed under the actual cost method every fiscal year.)

Reference Material 5

Review of Optical Main Subscriber Line Interconnection Charges (FY2011 – FY2016)

(yen per month per single-core cable / per line)

3,800

*Figures inside represent new (revised)

3,756 yen interconnection charges.

3,200 Applicable Interconnection Charges

(After price gap adjustment)

Optical Main 3,013 yen Subscriber Line

3,000

2,800 2,835 yen

2,809 yen

2,783 yen

2,756 yen

2,600 Applicable Interconnection

Charges

(After price gap adjustment)

1,400 1,357 yen 1,336 yen

Dry Copper 1,298 yen

1,272 yen

1,200 FY2011 FY2012

FY2013 FY2014 FY2015 FY2016

January 21, 2014

Application for Authorization of

Revising Optical Subscriber Line Interconnection Charges

Nippon Telegraph and Telephone West Corporation (“NTT West”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines. Interconnection charges have been calculated based on the interconnection accounting for the fiscal year ended March 31, 2013. Revisions would be applied beginning with the fiscal year ending March 31, 2015.

1.	Proposed Interconnection Charges

Category	Revised Charges*4			Current Charges
	For FY2014*1	For FY2015*2	For FY2016
Optical Subscriber Line	3,206 yen	3,192 yen	3,178 yen	3,220 yen
	[(0.4)%]	[(0.9)%]	[(1.3)%]
Optical Main Subscriber Line Under Shared Access System*3	2,847 yen	2,812 yen	2,777 yen	2,882 yen
	[(1.2)%]	[(2.4)%]	[(3.6)%]

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

Figures inside the [    ] represent the percent change from the current charges.

*1	The applicable charges for FY2014 include the price gap between actual revenues and actual costs in FY2012 ((7) yen out of 3,206 yen for optical subscriber line, and (7) yen out of 2,847 yen for optical main subscriber line under the shared access system).

*2	The applicable charges for FY2015 include the price gap between forecasted revenues and forecasted costs in FY2013 (213 yen out of 3,192 yen for optical subscriber line, and 186 yen out of 2,812 yen for optical main subscriber line under the shared access system).

*3	The outside optical splitter charge applicable in FY2014 (61 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber line under the shared access system.

*4	Regarding the current application to revise interconnection charges, adjustments are made for each fiscal year by adding or subtracting the difference between the actual revenues and actual costs to or from the interconnection charge costs for the second succeeding fiscal year.

In addition, interconnection charges for the fiscal year ending March 31, 2015 for optical branch subscriber lines under the shared access system will be revised (to 306 yen from the current 301 yen).

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be applied starting on April 1, 2014.

•	Reference Material: Regarding the Review of Interconnection Charges for Optical Subscriber Lines

For inquiries, please contact: Corporate Strategy Planning Department Marketing Strategy Group Nippon Telegraph and Telephone West Corporation E-mail: keikie@west.ntt.co.jp

Reference Material

NTT West

Regarding the Review of Interconnection Charges for Optical Subscriber Lines

Lower prices every year using the future cost method for a three-year period, factoring in constant efforts to decrease costs and create active demand.

Adjust the difference between actual revenues and actual costs every fiscal year in order to recover appropriate costs.

<Table of Contents>

Reference Material 1. Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines Reference Material 2. Review of Optical Subscriber Line Interconnection Charges Reference Material 3. Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines Reference Material 4. Optical Subscriber Line and Shared Access System Reference Material 5. Review of Optical Main Subscriber Line Interconnection Charges

Reference Material 1

Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

1. Fundamental Approach for the Calculation of Interconnection Charges for Optical Subscriber Lines

Interconnection charges are levied on customers to recover actual costs relating to facilities, and our fundamental approach is to calculate the charges on an actual cost method. However, for the current review, NTT West adopted the future cost method to calculate and set interconnection charges based on the premise that, by providing a forecast for lower interconnection charges, NTT West will create a market environment into which interconnection service providers can easily enter. NTT West will use a three-year calculation period, the same duration as for the current interconnection charges, from FY2014 to FY2017.

NTT West has aggressively forecasted its and other interconnection service providers’ demand number necessary for the interconnection calculation while the needs of broadband shift from fixed-line to mobile. The calculation also takes into account greater efficiency with respect to investments and expenses.

The cost allocation method between optical-fiber and metal lines was revised to reflect the final report released by the “Study Group on State of Metal Line Costs” established by The Ministry of Internal Affairs and Communications(1). Due to this revision, the charges after adjusting for the price gap for FY2014 and FY2015 exceeded current interconnection charges. As a result, NTT West transferred its optical-fiber costs to metal line costs, enabling it to set its interconnection charges lower than current interconnection charge levels. The applicable charges for FY2014 include the price gap between actual revenues and actual costs from FY2012, and the applicable charges for FY2015 include the price gap between forecasted revenues and forecasted costs for FY2013.

As a result of calculations based on the above, the applicable fees for FY2014 through FY2016 will be as follows:

Optical subscriber line:

FY2014: 3,206 yen/month; FY2015: 3,192 yen/month; and FY2016: 3,178 yen/month(2)

Optical main subscriber line under the shared access system(3):

FY2014: 2,847 yen/month; FY2015: 2,812 yen/month; and FY2016: 2,777 yen/month(2)

Notes:

(1) This report is available at http://www.soumu.go.jp/menu_news/s-news/01kiban03_02000205.html (Japanese only)

(2) Includes the outside optical splitter charge applicable in FY2014, which is reviewed under the actual cost method every fiscal year. (3) The difference between actual revenues and actual costs that newly arise and are adjusted during the calculation period is not included.

1

2. Main Assumptions in the Calculation of Interconnection Charges (1) Demand

While there is a decreasing trend in the net increase in FLET’S Hikari subscriptions, NTT West projects a net increase of 0.5 million subscriptions in each fiscal year from FY2014 to FY2017, the same forecast as in the business plan for the current fiscal year, by working to further expand fiber-optic access services. The necessary number of core cables is determined based on this projection and on estimates made for individual buildings and optical distribution areas(*).

It is difficult for NTT West to predict the number of dark fiber core cables as this number is dependent on the future business strategies of interconnection service providers. However, for the current calculation of interconnection charges, NTT West expects the necessary number of core cables to be as follows:

[Single Star System]

NTT West expects that the demand for core cables will further increase in the future as a result of the expansion of Wi-Fi and LTE services. The expected number of core cables is calculated by assuming that the net annual increase in core cables will rise every year, by setting the FY2013 net increase figure equivalent to the largest annual net increase in the past three years and by surveying the circumstances of the past three years.

[Shared Access System]

While the growth of the Fiber to the Home (FTTH) service market is slowing down, NTT West expects the number of core cables to continue to increase. NTT West has used a figure equivalent to double the number of core cables during the first half of FY2013 as the base for its net increase estimate, separately adding, among other things, new sources of demand to calculate the expected number of core cables each fiscal year.

NTT West has aggressively forecasted demand, including the demand of other interconnection service providers.

Note: (*) An area that can be covered by a single outside optical splitter.

(2) Investment

Investment is assumed to be at the level necessary for the deployment of the minimum amount of cables corresponding to the estimated demand. As a result, a decrease of 3% in investment unit prices is expected.

(3) Expenses

Depreciation costs are calculated based on the investment amounts above. The annual efficiency improvement rate based on the results of the fiscal year ended March 31, 2013 (-3%) has been factored into the facility maintenance costs.

2

3. Price Gap Adjustment System

The future cost method is a calculation method based on certain forecasts, and the estimated impact on actual costs and demands of factors such as future developments in services and technology, economic conditions and customer trends, as well as the business strategies of interconnection service providers. As such, actual costs will likely deviate from these forecasts.

When employing the future cost method, it is essential to make adjustments for situations where cost recovery may become either excessive or insufficient. In this interconnection charges review, adjustments are made for each fiscal year by adding or subtracting the difference between actual revenues and actual costs to or from the interconnection charge cost for the second succeeding fiscal year. (The difference between the forecasted price gap and the actual price gap for the fiscal year ending March 31, 2014 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2016, and the difference between the forecasted price gap and the actual price gap for the fiscal year ending March 31, 2015 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2017, and so on.)

Price gap adjustments to current interconnection charges are permitted. Most recently, price gap adjustments of -6.1 billion yen for the fiscal year ended March 31, 2011 and -6.0 billion yen for the fiscal year ended March 31, 2012 were reflected in the interconnection charges for the fiscal year ended March 31, 2013 and fiscal year ending March 31, 2014, respectively. NTT West believes there is an incentive for fiber-optic service providers to increase demand under this system, because interconnection charges decrease as NTT

West and other interconnection service providers further increase demand.

3

Reference Material 2

Review of Optical Subscriber Line Interconnection Charges (FY2011 – FY2016)

(yen per month per single-core cable / per line)

5,000

4,357 yen *Figures inside represent new (revised)

4,784 yen interconnection charges.

3,600

Applicable Interconnection Charges

(After price gap adjustment)

Optical Subscriber Line

3,400

3,220 yen

3,200

3,206 yen

3,192 yen

3,178 yen

3,000 Applicable Interconnection Charges

(After price gap adjustment)

Dry Copper 1,391 yen 1,375 yen

1,400

1,343 yen 1,354 yen

1,200

FY2011 FY2012 FY2013 FY2014 FY2015 FY2016

4

Reference Material 3

Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines [FY2001 – FY2012]

(yen per month per single-core cable)

23,736 yen

24,000

22,951 yen 21,000 22,535 yen

17,835 yen

18,000

15,000

12,861 yen

12,000

10,000 yen

9,000

8,286 yen 6,750 yen

6,000 5,597 yen

4,530 yen 3,967 yen 3,804 yen

3,000

FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 Results Results Results Results Results Results Results Results Results Results Results Results

5

Reference Material 4 Optical Subscriber Line and Shared Access System

Optical Subscriber Line (Single Star System)

(NTT Building)

Station Equipment

Optical Subscriber Line

3,206 yen/month

Shared Access System*

(NTT Building)

*A system in which multiple users share and use the optical subscriber lines. Communications

Outside Optical Building Optical

Splitter Splitter

(User) Station Equipment

Optical Branch Optical Main Subscriber Line Subscriber Line

306 yen/month 2,847 yen/month

Note: Monthly fees are the applicable rate for FY2014. (Separate installation fees are required for optical branch subscriber lines. The optical main subscriber line fees include the outside optical splitter charge applicable in FY2014 (61 yen/month), which is reviewed under the actual cost method every fiscal year.)

6

Reference Material 5

Review of Optical Main Subscriber Line Interconnection Charges (FY2011 – FY2016)

(yen per month per single-core cable / per line)

4,300

4,298 yen 3,846 yen *Figures inside represent new (revised) interconnection charges.

3,200 Applicable Interconnection Charges

(After price gap adjustment)

Optical Main Subscriber Line

3,000

2,882 yen

2,800

2,847 yen 2,812 yen

2,777 yen

2,600 Applicable Interconnection Charges

(After price gap adjustment)

1,400 Dry Copper 1,391 yen 1,375 yen 1,343 yen 1,354 yen

1,200 FY2011 FY2012 FY2013 FY2014 FY2015

FY2016

7